

July 26, 2024

Brandon Ribar
President and Chief Executive Officer
Sonida Senior Living, Inc.
14755 Preston Road, Suite 810
Dallas, TX 75254

   Re: Sonida Senior Living, Inc.
     Registration Statement on Form S-3
     Filed July 19, 2024
     File No. 333-280906

Dear Brandon Ribar:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas O'Leary at 202-551-4451 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and
         Services

cc: Paul Conneely, Esq.